Exhibit (d)(53)(i)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

AQR CAPITAL MANAGEMENT, LLC

THIS AMENDMENT is made effective as of October 1, 2011, to the Sub-Advisory Agreement dated September 30, 2010 (the “Agreement”), between Transamerica Asset Management, Inc. and AQR Capital Management, LLC (the “Subadviser”).

In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Schedule A. Schedule A to the Agreement is hereby deleted in its entirety and replaced as follows:

FUND	SUB-ADVISER COMPENSATION*
Transamerica AQR Managed Futures Strategy

0.65% of the first $500 million of average daily net assets;

0.55% of average daily net assets in excess of $500 million up to $700 million; and

0.50% of average daily net assets in excess of $700 million.

*	For purposes of calculating the sub-advisory fee rate payable by TAM to the Subadviser, the assets in the Fund will be aggregated with the assets of Transamerica Cayman AQR Managed Futures Strategy, Ltd.

2.	Any reference in the Agreement to Transamerica Investment Management, LLC is hereby deleted.

In all other respects, the Agreement dated September 30, 2010, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed effective as of October 1, 2011.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President-Investment Management and Chief Investment Officer

AQR CAPITAL MANAGEMENT, LLC

By:	/s/ Brendan R. Kalb
Name:	Brendan R. Kalb
Title:	General Counsel